111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

July 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

RE:	Crossroads Systems, Inc. Registration Statement on Form S-1 Filed May 10, 2013 CIK No. 1093207, File No. 333-188549

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Crossroads Systems, Inc. (the “Company”), to advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company is concurrently filing an amended draft registration statement on Form S-1 (“Amendment No. 2” and, the previous filings as so amended by Amendment No. 2, the “Registration Statement”), and to provide information regarding the amended disclosure in Amendment No. 2 to assist in the Staff’s review. Except as otherwise specifically indicated, page references correspond to the pages of Amendment No. 2.

As described in Amendment No. 2, effective July 22, 2013 the Company entered into a series of transactions (the “Fortress Transactions”) with Fortress Credit Co LLC and certain of its affiliates (collectively, “Fortress”), which are affiliates of Fortress Investment Group LLC. As part of the Transactions, the Company issued to Fortress warrants (the “Fortress Warrants”) to purchase 1,454,545 shares of common stock at an exercise price of $2.0625 per share, and entered into a registration rights agreement with Fortress to register the common stock issuable upon the exercise of such warrants (the “Fortress Warrant Shares”). The Fortress Transactions are described in greater detail in the Current Report on Form 8-K filed by the Company prior to filing this Amendment No. 2. The Company has included the Fortress Warrant Shares in Amendment No. 2 as shares to be registered thereby.

To assist in the Staff’s review of Amendment No. 2, the Company respectfully directs the Staff’s attention to the following disclosure related to the Fortress Transactions that has been added to the Registration Statement and is included in Amendment No. 2:

Austin    Beijing    Dallas    Houston    London    New York    Research Triangle Park    The Woodlands    Washington, DC

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

July 25, 2013

•	the addition of the Fortress Warrant Shares to the fee table on the cover page of Amendment No. 2 and to the description of the securities being registered in the first paragraph of the prospectus cover page;

•	a description of the Fortress Transactions and the associated material transaction documents beginning under the caption “Prospectus Summary—Recent Developments—Fortress Transactions” on page 2;

•	applicable revisions to certain of the Company’s risk factors;

•	addition of a reference to the above-mentioned description of the Fortress Transactions under the caption “Liquidity and Capital Resources—Financing Activities—Fortress Transaction” on page 42;

•	revision of the disclosure under “Business—Intellectual Property” on pages 49 and 50 to disclose, as described elsewhere in the filing, that a substantial portion of the Company’s patent rights have been assigned to a limited partnership controlled by Fortress;

•	the addition of disclosure on page 76 to add the Fortress Warrants to the “Description of Capital Stock” section;

•	the addition of Fortress’s affiliate to the Selling Securityholders table on page 84, and the addition of related footnote (11) to such table;

•	the addition of the Fortress transaction documents as exhibits to the Registration Statement, incorporated by reference from the Company’s Current Report on Form 8-K that was recently filed to disclose the Fortress Transactions;

•	the addition of the Fortress Warrant Shares to the opinion of Andrews Kurth LLP filed as Exhibit 5.1 to the Registration Statement.

The Company has made other conforming revisions to the Registration Statement where appropriate to describe the Fortress Transactions, the Fortress Warrants and the Fortress Warrant Shares or to add them to existing disclosure where appropriate.

In addition, in response to comments from the Staff received by telephone on July 24, 2013, (i) the Company has updated the exhibit list to include its current form of indemnity agreement with directors and executive officers filed with the Company’s July 16, 2013 Current Report on Form 8-K and (ii) Andrews Kurth LLP has revised its legal opinion filed as Exhibit 5.1 to the Registration Statement.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

July 25, 2013

Please refer any questions to the undersigned at (512) 320-9284 or to Michael Sullivan of Andrews Kurth LLP at (512) 320-9287. Thank you for your attention to this matter.

Respectfully submitted,

Andrews Kurth LLP

/s/ J. Matthew Lyons
J. Matthew Lyons